SURF AIR MOBILITY INC.

12111 S. Crenshaw Blvd.
Hawthorne, CA 90250

VIA EDGAR

February 21, 2023

Division of Corporation Finance
Office of Energy & Transportation

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: Irene Barberena-Meissner

Re:	Surf Air Mobility Inc.

Request for Withdrawal

Registration Statement on Form S-4

Ladies and Gentlemen:

Reference is made to the Registration Statement on Form S-4 filed by Surf Air Mobility Inc., a Delaware corporation (the “Company”), on October 24, 2022 (the “Registration Statement”).

On behalf of the Company, the undersigned hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof or at the earliest practicable date hereafter, of the Registration Statement together with all exhibits thereto. The Registration Statement was originally filed with the Commission on October 24, 2022. The Company confirms that no securities have been sold pursuant to the Registration Statement.

The Company requests that, in accordance with Rule 457(p) under the Securities Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

Your assistance in this matter is greatly appreciated. If you have any questions regarding this request or require additional information, please do not hesitate to contact C. Brophy Christensen, Jr. or Jeeho M. Lee at O’Melveny & Myers LLP at (415) 984-8793 or (212) 326-2266.

Very truly yours,

By:	/s/ Sudhin Shahani
Sudhin Shahani
Chief Executive Officer

cc:	C. Brophy Christensen, Jr., Esq. Jeeho M. Lee, Esq. Noah Kornblith, Esq. O’Melveny & Myers LLP